
February 2, 2024

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

> **Re: SeaStar Medical Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed January 24, 2024**
> **File No. 333-276675**

Dear Eric Schlorff:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. Please revise your cover page and summary to disclose that your common stock is currently subject to delisting procedures by Nasdaq for failing to comply with the minimum market value of listed securities and minimum bid price requirements set forth in Nasdaq Listing Rules 5550(b)(2) and 555(a)(2), respectively. Please also disclose the risks of a potential delisting of your common stock.

2. We note that the Second Amendment to the Securities Purchase Agreement filed as Exhibit 10.7 states that "[c]ommencing after the Second Closing Date...the Purchaser may, in its sole and absolute discretion, purchase the Securities on an Additional Closing Date" and that "the Purchaser shall have no obligation to purchase any additional Securities except for the Initial Funding." We also note your disclosure that you expect to complete the seventh Additional closing within two business days of the filing of this registration statement. Generally, securities issued in a private transaction may not be registered for

resale until after the private placement is completed. In this regard, we note that 3i does not appear to be irrevocably bound to purchase the securities. Please provide your analysis regarding how registration of those securities is appropriate. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Albert Lung, Esq.